Future FinTech Group Inc.

January 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn:	Charles Eastman Martin James Tim Buchmiller Russell Mancuso

Re:	Future FinTech Group Inc.
Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A Filed January 23, 2020 File No. 001-34502

Dear Mr. Eastman, Mr. James, Mr. Buchmiller and Mr. Mancuso:

Future FinTech Group Inc. (“FTFT” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated January 24, 2020 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein.

For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

To facilitate your review, we have separately delivered to you four courtesy copies of the Amendment No. 5 to Preliminary Proxy Statement, marked to show changes to Amendment No. 4 to Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed January 23, 2020

Unaudited Pro Forma Condensed Consolidated Financial Information, page 33

1.	We note the changes made to this statement in response to comment 2. Please revise to correctly add up the sub-totals and totals of the HeDeTang HK column, as these amounts are not consistent with the September 30, 2019 balance sheet of HeDeTang HK presented on page 39.

Response: We have revised the sub-totals and totals of the HeDeTang HK column on the unaudited pro forma statements of operations presented on page 33.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 at Foster Garvey, P.C.

Very truly yours,

/s/ Yongke Xue
Yongke Xue
Chief Executive Officer
Future FinTech Group Inc.